Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Years Ended December 31
	2016	2015	2014	2013	2012
Fixed charges, as defined:
Interest charges	$86,897	$80,613	$74,025	$73,772	$71,843
Amortization of debt expense and premium - net	3,391	3,415	3,635	3,813	3,803
Interest portion of rentals	1,324	1,287	1,187	1,146	1,294

Total fixed charges	$91,612	$85,315	$78,847	$78,731	$76,940

Earnings, as defined:
Pre-tax income from continuing operations	$215,402	$185,619	$192,106	$162,347	$116,567
Add (deduct):
Capitalized interest	(2,651)	(3,546)	(3,924)	(3,676)	(2,401)
Total fixed charges above	91,612	85,315	78,847	78,731	76,940

Total earnings	$304,363	$267,388	$267,029	$237,402	$191,106

Ratio of earnings to fixed charges	3.32	3.13	3.39	3.02	2.48